Prospectus Supplement dated August 20, 2010	Filed Pursuant to Rule 424(b)(3) File No. 333-162375

SOLIGENIX, INC.

This prospectus supplement supplements:

▪	the prospectus dated April 30, 2010 relating to the offer and sale by the selling stockholders identified in the prospectus of up to 36,755,075 shares of our common stock.

This prospectus supplement contains the Form 10-Q that we filed with the Securities and Exchange Commission on August 13, 2010. This prospectus supplement should be read in conjunction with, and may not be utilized without, the relevant Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the relevant Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in such Prospectus, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended June 30, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________  to  ____________

Commission File No. 000-16929
________________________

SOLIGENIX, INC.
(Exact name of registrant as specified in its charter)

DELAWARE		41-1505029
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification Number)

29 EMMONS DRIVE, SUITE C-10 PRINCETON, NJ		08540
(Address of principal executive offices)		(Zip Code)
(609) 538-8200
(Issuer’s telephone number, including area code)

Indicate by check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
       Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web Site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
         Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “accelerated filer” and “large accelerated filer” in Rule 112b-2 of the Exchange Act (Check one).

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

At August 12, 2010, 215,813,387 shares of the registrant's common stock (par value, $.001 per share) were outstanding.

SOLIGENIX, INC.

PART I - FINANCIAL INFORMATION

ITEM 1 - FINANCIAL STATEMENTS

Soligenix, Inc.
Consolidated Balance Sheets

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,812,003	$7,692,011
Accounts receivable	8,000	-
Grants receivable	111,297	23,632
Inventory, net	35,132	42,865
Prepaid expenses	159,541	141,313
Total current assets	11,125,973	7,899,821

Office furniture and equipment, net	18,836	21,172
Intangible assets, net	1,170,394	1,463,289
Total assets	$12,315,203	$9,384,282

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,768,803	$844,857
Accrued compensation	45,269	365,199
Total current liabilities	1,814,072	1,210,056
Commitments and contingencies
Shareholders’ equity:
Preferred stock; 5,000,000 shares authorized; none issued or outstanding	-	-
Common stock, $.001 par value; 400,000,000 shares authorized; 215,813,387 shares and 185,655,720 shares issued and outstanding in 2010 and 2009, respectively	215,813	185,656
Additional paid-in capital	122,351,071	116,340,770
Accumulated deficit	(112,065,753)	(108,352,200)
Total shareholders’ equity	10,501,131	8,174,226

Total liabilities and shareholders’ equity	$12,315,203	$9,384,282

The accompanying notes are an integral part of these financial statements.

Soligenix, Inc.
Consolidated Statements of Operations
For the Three and Six Months Ended June 30, 2010 and 2009
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Revenues, principally from grants	$444,642	$332,315	$780,438		$862,632
Cost of revenues	(349,093)	(253,865)	(622,866)		(671,174)
Gross profit	95,549	78,450	157,572		191,458

Operating expenses:
Research and development	1,070,711	1,134,914	2,669,002		2,725,913
General and administrative	544,506	578,528	1,082,603		1,110,665
Stock-based compensation – research and development	39,948	58,687	80,152		132,077
Stock-based compensation – general and administrative	20,654	97,959	42,713		170,409
Total operating expenses	1,675,819	1,870,088	3,874,470		4,139,064

Loss from operations	(1,580,270)	(1,791,638)	(3,716,898)		(3,947,606)

Other income:
Interest income, net	2,977	6,734	3,345		17,606
Net loss	$(1,577,293)	$(1,784,904)	$(3,713,553)		$(3,930,000)

Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.02)	$	(0.02)

Basic and diluted weighted average common shares outstanding	190,751,511	167,125,183	188,644,289		158,068,464

The accompanying notes are an integral part of these financial statements.

Soligenix, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended June 30, 2010
(Unaudited)

	Common Stock		Additional Paid-In	Accumulated
	Shares	Par Value	Capital	Deficit	Total

Balance, December 31, 2009	185,655,720	$185,656	$116,340,770	$(108,352,200)	$8,174,226
Issuance of common stock pursuant to private placement	28,801,351	28,801	5,651,055	-	5,679,856
Issuance of common stock pursuant to equity line agreement – Fusion	294,091	294	69,706	-	70,000
Issuance of common stock to vendors	403,225	403	104,435	-	104,838
Issuance of common stock warrants to vendors	-	-	17,359	-	17,359
Issuance of common stock for option and warrant exercises	659,000	659	44,881	-	45,540
Stock-based compensation expense	-	-	122,865	-	122,865
Net loss	-	-		(3,713,553)	(3,713,553)
Balance, June 30, 2010	215,813,387	$215,813	$122,351,071	$(112,065,753)	$10,501,131

The accompanying notes are an integral part of these financial statements.

Soligenix, Inc.
Consolidated Statements of Cash Flows
For the Six Months Ended June 30,
(Unaudited)

	2010	2009
Operating activities:
Net loss	$(3,713,553)	$(3,930,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	85,779	80,035
Stock or warrants issued in exchange for services	122,197	427,712
Stock-based compensation	122,865	302,486
Capitalized patent write-off	378,501	-
Change in operating assets and liabilities:
Accounts receivable	(8,000)	-
Grants receivable	(87,665)	125,924
Inventory	7,733	(31,079)
Prepaid expenses	(18,228)	(112,947)
Accounts payable	923,946	60,999
Accrued compensation	(319,930)	(124,298)
Total adjustments	1,207,198	728,832
Net cash used in operating activities	(2,506,355)	(3,201,168)

Investing activities:

Acquisition of intangible assets	(168,102)	(108,996)
Purchase of office equipment	(947)	(6,330)
Net cash used in investing activities	(169,049)	(115,326)

Financing activities:
Net proceeds from sale of common stock	5,679,856	6,640,200
Proceeds from sale of common stock pursuant to equity line	70,000	45,000
Proceeds from exercise of options and warrants	45,540	-
Net cash provided by financing activities	5,795,396	6,685,200

Net increase in cash and cash equivalents	3,119,992	3,368,706
Cash and cash equivalents at beginning of period	7,692,011	1,475,466
Cash and cash equivalents at end of period	$10,812,003	$4,844,172

The accompanying notes are an integral part of these financial statements.

Soligenix, Inc.
Notes to Consolidated Financial Statements

Note 1. Nature of Business

Basis of Presentation

Soligenix, Inc. (the “Company”) is a late-stage biopharmaceutical company that was incorporated in 1987 and is focused on developing products to treat the life-threatening side effects of cancer treatments and serious gastrointestinal diseases where there remains an unmet medical need, as well as developing several biodefense vaccines and therapeutics. The Company maintains two active business segments: BioTherapeutics and BioDefense. Soligenix’s BioTherapeutics business segment intends to develop orBec® (oral beclomethasone dipropionate, or oral BDP) and other biotherapeutic products, including LPMTM Leuprolide. Soligenix’s BioDefense business segment intends to convert its ricin toxin vaccine and radiation injury programs from early stage development to advanced development and manufacturing.

The Company generates revenues primarily from the National Institutes of Health under three active grants and from its collaboration partner Sigma-Tau Pharmaceuticals, Inc. (“Sigma-Tau”).

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, development of new technological innovations, dependence on key personnel, protections of proprietary technology, compliance with FDA regulations, litigation, and product liability.

The consolidated financial statements are presented on the basis of accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements have been condensed or omitted from this report, as is permitted by such rules and regulations; however, the Company believes that the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial statements and related disclosures have been prepared with the presumption that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Results for interim periods are not necessarily indicative of results for the full year. The Company has experienced significant quarterly fluctuations in operating results and it expects those fluctuations will continue.

Liquidity

As of June 30, 2010, the Company had cash and cash equivalents of $10,812,003 as compared to $7,692,011 as of December 31, 2009, representing an increase of $3,119,992 or 41%.  As of June 30, 2010, the Company had working capital of $9,311,901 as compared to working capital of $6,689,765 as of December 31, 2009, representing an increase of $2,622,136 or 39%.   For the six months ended June 30, 2010, the Company’s cash used in operating activities was $2,506,355 as compared to $3,201,168 for the same period in 2009. This decrease in spending was attributable to a modification in payments to Numoda Corporation, with regard to conduct of the confirmatory Phase 3 clinical trial of orBec® in the treatment of acute gastrointestinal Graft-versus-Host disease (“ GI GVHD”).

Management’s business strategy can be outlined as follows:

•	complete the pivotal Phase 3 confirmatory clinical trial for orBec® in the treatment of acute GI GVHD;
•
identify a development and marketing partner for orBec® for territories outside of North America, as we have granted an exclusive license to Sigma-Tau to commercialize orBec® in the U.S., Canada and Mexico;

•	complete the Phase 2 clinical trial of orBec® for the prevention of acute GVHD;
•
evaluate and initiate additional clinical trials to explore the effectiveness of oral BDP in other therapeutic indications involving inflammatory conditions of the gastrointestinal (“GI”) tract such as acute radiation enteritis, radiation injury, irritable bowel syndrome (“IBS”), and Crohn’s disease;

•	reinitiate development of LPM™ Leuprolide;
•	continue to secure additional government funding for each of our BioTherapeutics and BioDefense programs through grants, contracts and/or procurements;
•
convert our biodefense vaccine programs from early stage development to advanced development and manufacturing with the potential to collaborate and/or partner with other companies in the biodefense area;

•	acquire or in-license new clinical-stage compounds for development; and
•	explore other business development and acquisition strategies.

Based on the Company’s current rate of cash outflows, cash on hand, the timely collection of milestone payments under collaboration agreements, proceeds from our grant programs, and potential minimal proceeds from the Fusion Capital transaction, management believes that its current cash will be sufficient to meet the anticipated cash needs for working capital and capital expenditures into the first quarter of 2012.

The Company’s plans with respect to its liquidity management include the following:

•
The Company has $9.4 million in active grant funding still available to support its research programs in 2010 and beyond.  Additionally, the Company has submitted additional grant applications for further support of these programs and others with various funding agencies, and received encouraging feedback to date on the likelihood of funding.

•	The Company has continued to use equity instruments to provide a portion of the compensation due to vendors and collaboration partners and expects to continue to do so for the foreseeable future.
•
The Company has approximately $7.7 million in available capacity under its Fusion Capital equity facility through October 2011.  Although the Company has historically drawn down modest amounts under this agreement, the Company could draw more within certain contractual parameters.

•
The Company may seek additional capital in the private and/or public equity markets to continue its operations, respond to competitive pressures, develop new products and services, and to support new strategic partnerships. The Company is currently evaluating additional equity financing opportunities and may execute them when appropriate.  However, there can be no assurances that the Company can consummate such a transaction, or consummate a transaction at favorable pricing.

Note 2. Summary of Significant Accounting Policies

The following list includes only updates to the Company’s significant accounting policies. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Intangible Assets

One of the most significant estimates or judgments that the Company makes is whether to capitalize or expense patent and license costs. The Company makes this judgment based on whether the technology has alternative future uses, as defined in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 730, Research and Development. Based on this consideration, the Company capitalizes payments made to legal firms that are engaged in filing and protecting rights to intellectual property and rights for our current products in both the domestic and international markets. The Company believes that patent rights are one of its most valuable assets. Patents and patent applications are a key component of intellectual property, especially in the early stage of product development, as their purchase and maintenance gives the Company access to key product development rights from Soligenix’s academic and industrial partners. These rights can also be sold or sub-licensed as part of its strategy to partner its products at each stage of development as the intangible assets have alternative future use. The legal costs incurred for these patents consist of work designed to protect, preserve, maintain and perhaps extend the lives of the patents. The Company capitalizes such costs and amortizes intangibles over their expected useful life – generally a period of 11 to 16 years.

During the six months ended June 30, 2010, the Company incurred $378,501 in a one-time patent write off cost related to its anticipated return of the botulinum toxin vaccine license and abandonment of related patents. This cost is reflected in research and development expense in the consolidated statement of operations.

The Company capitalized $168,102 and $108,996 in patent related costs during the six months ended June 30, 2010 and 2009, respectively.

Impairment of Long-Lived Assets

Office furniture and equipment and intangible assets are evaluated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the related asset or group of assets. Such analyses necessarily involve significant judgment.

The Company did not record any impairment of long-lived assets for the six months ended June 30, 2010 or 2009.

Inventory

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method and includes the cost of materials and overhead. Inventory consists of finished goods related to the orBec® Named Patient Access Program (“NPAP”). The Company records an allowance as needed for excess inventory.  During the year ended December 31, 2009 an allowance of $150,000 was provided. This allowance will be evaluated on a quarterly basis and adjustments will be made as required. The Company did not make an adjustment to this allowance during the six months ended June 30, 2010.

Revenue Recognition

The Company’s revenues are generated from NIH grants, the achievement of licensing milestones, and NPAP sales of orBec®. The revenue from NIH grants are based upon subcontractor costs and internal costs incurred that are specifically covered by the grants, plus a facilities and administrative rate that provides funding for overhead expenses. These revenues are recognized when expenses have been incurred by subcontractors or when the Company incurs internal expenses that are related to the grant. Licensing milestone revenues are recorded when earned. Revenue from NPAP sales of orBec® are recognized when the product is shipped.

Stock-Based Compensation

From time to time, the Company issues restricted shares of common stock to vendors, consultants, and employees as compensation for services performed. Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock options are issued with an exercise price equal to the market price on the date of issuance. Stock options issued to directors are fully vested upon issuance. Stock options issued to employees vest 25% upfront, then 25% each subsequent year for a period of three years. Stock options vest over each three month period from the date of issuance to the end of the three year period. These options have a ten year life for as long as the individuals remain employees or directors. In general, when an employee or director terminates their position the options will expire within six months, unless otherwise extended by the Board.

Stock compensation expense for options granted to non-employees has been determined in accordance with FASB ASC 718, Stock Compensation, and FASB ASC 505-50, Equity-Based Payments to Non-Employees, and represents the fair value of the consideration received, or the fair value of the equity instruments issued, whichever may be more reliably measured. For options that vest over future periods, the fair value of options granted to non-employees is amortized as the options vest. The option’s price is re-measured using the Black-Scholes model at the end of each three month reporting period.

The fair value of options in accordance with FASB ASC 718, Stock Compensation, was estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions:

•	a dividend yield of 0%;
•	an expected life of 4 years;
•	volatilities of 129% and 125% for 2010 and 2009, respectively; and
•	risk-free interest rates of 1.9% and 3.8% in 2010 and 2009, respectively.

The Company estimates these values based on the assumptions that have been historically available. The fair value of each option grant made during 2010 and 2009 was estimated on the date of each grant using the Black-Scholes option pricing model and is then amortized ratably over the option’s vesting periods, which approximates the service period. The Company awarded 20,000 and 2,062,500 stock options to new employees and new and existing Board members during the six months ended June 30, 2010 and 2009, respectively.

There were 559,000 shares of stock options exercised and 87,125 shares of stock options that expired or were forfeited during the six months ended June 30, 2010.

The intrinsic value of the stock options outstanding at June 30, 2010 was zero.  The intrinsic value was calculated as the difference between the Company’s common stock closing price on the Over-the-Counter Bulletin Board at June 30, 2010 and the exercise price of the stock option issued multiplied by the number of shares underlying the stock options. The Company’s common stock price at June 30, 2010 was $0.25.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence is considered, including the Company’s current and past performance, the market environment in which the Company operates, the utilization of past tax credits, and the length of carryback and carryforward periods.  Deferred tax assets and liabilities are measured utilizing tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. No current or deferred income taxes have been provided through June 30, 2010 due to the net operating losses incurred by the Company since its inception. Additionally, the Company has not recorded an asset for unrecognized tax benefits or a liability for uncertain tax positions at June 30, 2010 or 2009.

Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

	Three Months Ended June 30,
	2010			2009
	Net Loss	Shares	EPS	Net Loss	Shares	EPS

Basic & Diluted EPS	$(1,577,293)	190,751,511	$(0.01)	$(1,784,904)	167,125,183	$(0.01)

	Six Months Ended June 30,
	2010			2009
	Net Loss	Shares	EPS	Net Loss	Shares	EPS

Basic & Diluted EPS	$(3,713,553)	188,644,289	$(0.02)	$(3,930,000)	158,068,464	$(0.02)

Share issuable upon the exercise of options and warrants outstanding at June 30, 2010 and 2009 were 18,685,414 and 19,172,539 shares issuable upon the exercise of options, and 60,933,156 and 32,830,369 shares issuable upon the exercise of warrants, respectively. The weighted average exercise price of the Company’s stock options and warrants outstanding at June 30, 2010 were $0.25 and $0.24 per share, respectively. The weighted average exercise price of the Company’s stock options and warrants outstanding at June 30, 2009 were $0.25 and $0.13 per share, respectively. No options and warrants were included in the 2010 and 2009 computations of diluted earnings per share because their effect would be anti-dilutive as a result of losses in each of those years.

Note 3. Office Furniture and Equipment

Office furniture and equipment are stated at cost. Depreciation is computed on a straight-line basis over five years. Office and laboratory equipment consisted of the following:

	June 30, 2010	December 31, 2009
Office equipment	$32,514	$31,567
Office furniture	2,889	2,889
	35,403	34,456
Less: Accumulated depreciation	(16,567)	(13,284)
Office furniture and equipment, net	$18,836	$21,172

Depreciation expense was $1,546 and $2,102 for the three months ended June 30, 2010 and 2009, respectively, and $3,283 and $4,213 for the six months ended June 30, 2010 and 2009, respectively.

Note 4. Intangible Assets

The following is a summary of intangible assets which consists of licenses and patents:

	Weighted Average Amortization Period (years)	Cost	Accumulated Amortization	Net Book Value
June 30, 2010
Licenses	10.2	$462,234	$183,738	$278,496
Patents	4.5	1,750,722	858,824	891,898
Total	5.7	$2,212,956	$1,042,562	$1,170,394
December 31, 2009
Licenses	10.7	$462,234	$170,231	$292,003
Patents	6.2	2,077,401	906,115	1,171,286
Total	7.0	$2,539,635	$1,076,346	$1,463,289

Amortization expense was $37,982 and $38,000 for the three months ended June 30, 2010 and 2009, respectively, and $82,496 and $75,822 for the six months ended June 30, 2010 and 2009, respectively. In addition, during the six months ended June 30, 2010, the Company incurred $378,501 in a one-time patent write off cost related to its return of the botulinum toxin vaccine license and abandonment of related patents. This cost is reflected in research and development expense in the consolidated statement of operations.

Based on the balance of licenses and patents at June 30, 2010, the annual amortization expense for each of the succeeding five years is estimated to be as follows:

Amortization Expense
2010	$172,000
2011	$172,000
2012	$172,000
2013	$172,000
2014	$172,000

License fees and royalty payments are expensed annually as incurred as the Company does not attribute any future benefits to them other than within that period.

Note 5. Income Taxes

Deferred tax assets consist of the following:

	June 30, 2010	December 31, 2009
Net operating loss carry forwards	$27,963,000	$24,249,000
Orphan drug and research and development credit carry forwards	3,339,000	3,339,000
Other	2,312,000	2,312,000
Total	33,614,000	29,900,000
Valuation allowance	(33,614,000)	(29,900,000)
Net deferred tax assets	$-	$-

At December 31, 2009, the Company had net operating loss carry forwards (“NOLs”) of approximately $82,000,000 for federal and state tax purposes, portions of which are currently expiring each year until 2029. In addition, the Company had $3,600,000 of various tax credits that start expiring from December 2009 to December 2029. The Company may be able to utilize its NOLs to reduce future federal and state income tax liabilities.  However, these NOLs are subject to various limitations under Internal Revenue Code (“IRC”) Section 382.  IRC Section 382 limits the use of NOLs to the extent there has been an ownership change of more than 50 percentage points. In addition, the NOL carryforwards are subject to examination by the taxing authority and could be adjusted or disallowed due to such exams.  Although the Company has not undergone an IRC Section 382 analysis, it is likely that the utilization of the NOLs may be substantially limited.

The Company and one or more of its subsidiaries files income tax returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to income tax assessment for years before 2004. However, since the Company has incurred net operating losses in every tax year since inception, all its income tax returns are subject to examination by the Internal Revenue Service and state authorities for purposes of determining the amount of net operating loss carryforward that can be used to reduce taxable income.

As a result of the Company’s continuing tax losses, it has recorded a full valuation allowance against a net deferred tax asset. The Company has no tax provision for the periods ended June 30, 2010 and 2009 due to losses and full valuation allowances against net deferred tax assets.

Note 6. Shareholders’ Equity

Preferred Stock

The Company has 5,000,000 shares of preferred stock authorized, none of which are issued or outstanding.

Common Stock

The following items represent transactions in the Company’s common stock for the six months ended June 30, 2010:

●
In five separate transactions during the six months ended June 30, 2010, the Company issued an aggregate of 294,091 shares of common stock under its existing Fusion Capital equity facility. The Company received an aggregateof $70,000 in proceeds which approximated the shares’ fair market value on the date of issuance.

●
In January 2010, the Company issued 403,225 shares of common stock pursuant to the $400,000 ($300,000 of which was issued in 2009) common stock equity investment agreement with its clinical trials management partner, Numoda Corporation (“Numoda”). These shares were priced at the then current 5-day average market price of $0.25 per share. The Company recognized $104,838 of research and development expense during the three months ended June 30, 2010 as a result of this transaction.

●
On June 15, 2010, the Company entered into a Securities Purchase Agreement totaling $5,904,277 (before expenses of the offering) with accredited investors, including members of the Company’s Board of Directors and Sigma-Tau.  Pursuant to the Purchase Agreement, on June 18, 2010, the Company completed the private placement to the investors of 28,801,351 shares of the Company’s common stock and warrants to purchase up to 17,280,810 shares of the Company’s common stock.  The warrants are exercisable at a price of $0.28 per share for a period of five years commencing on June 18, 2010.  The expiration date of the warrants is subject to acceleration if the closing sales price of the Company’s common stock attains certain per share values.  The Company paid an aggregate placement agent/finder's fee to three different entities of $162,977 in cash and issued warrants to purchase 941,348 shares of common stock having the same terms as the warrants issued to the investors in the private placement.

●	As a result of stock option and warrant exercises, 559,000 and 100,000 shares, respectively, were issued during the six months ended June 30, 2010.

Warrants

During 2010, in addition to warrants issued above in the June private placement, the Company issued 115,000 warrants to purchase common stock shares to consultants in exchange for their services. Expense charges of $15,443 and $17,359 were recorded during the three and six months ended June 30, 2010, respectively, as a result of these issuances.

Note 7. Commitments and Contingencies

The Company has commitments of approximately $890,000 at June 30, 2010 in connection with a collaboration agreement with Numoda for the execution of our upcoming confirmatory Phase 3 clinical trial of orBec® that began in September 2009 and is expected to complete in the first half of 2011.

The Company has several licensing agreements with consultants and universities, which upon clinical or commercialization success may require the payment of milestones and/or royalties if and when achieved. However, there can be no assurance that clinical or commercialization success will occur.

In February 2007, the Company’s Board of Directors authorized the issuance of the following shares to Dr. Schaber, Mr. Myrianthopoulos, Dr. Brey and certain other employees and a consultant, upon the completion of a transaction, or series or a combination of related transactions negotiated by the Company’s Board of Directors whereby, directly or indirectly, a majority of the Company’s capital stock or a majority of its assets are transferred from the Company and/or its stockholders to a third party: 1,000,000 common shares to Dr. Schaber; 750,000 common shares to Mr. Myrianthopoulos; 200,000 common shares to Dr. Brey; and 450,000 common shares to employees and a consultant shall be issued.

Employees with employment contracts have severance agreements that will provide separation benefits from the Company if they are involuntarily separated from employment.

Note 8. Business Segments

The Company maintains two active business segments:  BioTherapeutics and BioDefense.  Each segment includes an element of overhead costs specifically associated with its operations, with its corporate shared services group responsible for support functions generic to both operating segments.

	Three Months Ended June 30,
	2010	2009
Revenues, Principally from Grants
BioDefense	$338,104	$320,315
BioTherapeutics	106,538	12,000
Total	$444,642	$332,315

Loss from Operations
BioDefense	$(133,730)	$(51,237)
BioTherapeutics	(1,237,500)	(1,089,111)
Corporate	(209,040)	(651,290)
Total	$(1,580,270)	$(1,791,638)
Amortization and Depreciation Expense
BioDefense	$13,966	$22,525
BioTherapeutics	25,097	16,525
Corporate	465	1,051
Total	$39,528	$40,101

Interest Income, Net
Corporate	$2,977	$6,734

Stock-Based Compensation
BioDefense	$12,941	$24,887
BioTherapeutics	27,006	33,800
Corporate	20,655	97,959
Total	$60,602	$156,646

	Six Months Ended June 30,
	2010	2009
Revenues, Principally from Grants
BioDefense	$601,894	$834,632
BioTherapeutics	178,544	28,000
Total	$780,438	$862,632

Loss from Operations
BioDefense (1)	$(725,156)	$(117,176)
BioTherapeutics	(2,379,256)	(2,626,883)
Corporate	(612,486)	(1,203,547)
Total	$(3,716,898)	$(3,947,606)

Amortization and Depreciation Expense
BioDefense	$37,075	$44,566
BioTherapeutics	47,718	33,363
Corporate	986	2,106
Total	$85,779	$80,035

Interest Income, Net
Corporate	$3,345	$17,606

Stock-Based Compensation
BioDefense	$25,881	$51,418
BioTherapeutics	54,269	80,659
Corporate	42,715	170,409
Total	$122,865	$302,486

(1)
During the six months ended June 30, 2010, the Company incurred $378,501 in a one-time patent write off cost related to its anticipated return of the botulinum toxin vaccine license and abandonment of related patents. This cost is reflected in research and development expense in the consolidated statement of operations.

	As of June 30, 2010	As of December 31, 2009
Identifiable Assets
BioDefense	$492,340	$787,225
BioTherapeutics	848,270	784,282
Corporate	10,974,593	7,812,775
Total	$12,315,203	$9,384,282

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL AND RESULTS OF OPERATIONS

The following discussion and analysis provides information to explain our results of operations and financial condition.  You should also read our unaudited consolidated interim financial statements and their notes included in this Form 10-Q, and our audited consolidated financial statements and their notes and other information included in our Annual Report on Form 10-K for the year ended December 31, 2009.  This report contains forward-looking statements. Forward-looking statements within this Form 10-Q are identified by words such as “believes,” “anticipates,” “expects,” “intends,” “may,” “will” “plans” and other similar expression, however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations projections or other characterizations of future events or circumstances are forward-looking statements.  These forward-looking statements are subject to significant risks, uncertainties and other factors, which may cause actual results to differ materially from those expressed in, or implied by, these forward-looking statements.  Except as expressly required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or, circumstances or developments occurring subsequent to the filing of this Form 10-Q with the SEC or for any other reason and you should not place undue reliance on these forward-looking statements.  You should carefully review and consider the various disclosures the Company makes in this report and our other reports filed with the SEC that attempt to advise interested parties of the risks, uncertainties and other factors that may affect our business.

Overview:

Business Overview and Strategy

Soligenix, Inc. was incorporated in Delaware in 1987. We are a late-stage research and development biopharmaceutical company focused on developing products to treat the life-threatening side effects of cancer treatment and serious gastrointestinal diseases where there remains an unmet medical need, as well as developing several biodefense vaccines and therapeutics. We maintain two active business segments: BioTherapeutics and BioDefense. Our BioTherapeutics business segment intends to develop orBec® (oral beclomethasone dipropionate, or oral BDP) and other biotherapeutic products, including LPMTM-Leuprolide. Our BioDefense business segment intends to convert its ricin toxin vaccine and radiation injury programs from early stage development to advanced development and manufacturing.

Our business strategy can be outlined as follows:

•	complete the pivotal Phase 3 confirmatory clinical trial for orBec® in the treatment of acute gastrointestinal Graft-versus-Host disease (“GI GVHD”);
•
identify a development and marketing partner for orBec® for territories outside of North America, as we have granted an exclusive license to Sigma-Tau to commercialize orBec® in the U.S., Canada and Mexico;

•	complete the Phase 2 clinical trial of orBec® for the prevention of acute GVHD;
•
evaluate and initiate additional clinical trials to explore the effectiveness of oral BDP in other therapeutic indications involving inflammatory conditions of the gastrointestinal tract such as acute radiation enteritis, radiation injury, irritable bowel syndrome (“IBS”), and Crohn’s disease;

•	reinitiate development of LPMTM Leuprolide;
•	continue to secure additional government funding for each of our BioTherapeutics and BioDefense programs through grants, contracts and/or procurements;
•
convert our biodefense vaccine programs from early stage development to advanced development and manufacturing with the potential to collaborate and/or partner with other companies in the biodefense area;

•	acquire or in-license new clinical-stage compounds for development; and
•	explore other business development and acquisition strategies.

Our principal executive offices are located at 29 Emmons Drive, Suite C-10, Princeton, New Jersey 08550 and our telephone number is (609) 538-8200.

Our Products in Development

The following tables summarize the products that we are currently developing:

BioTherapeutic Products

Soligenix Product	Therapeutic Indication	Stage of Development
orBec®	Treatment of Acute GI GVHD	Pivotal Phase 3 confirmatory trial enrolling
orBec®	Prevention of Acute GVHD	Phase 2 trial enrollment completed and top line data expected in 2H 2010
orBec®	Treatment of Chronic GI GVHD	Phase 2 trial potentially to be initiated in 2010
SGX 201	Acute Radiation Enteritis	Phase 1/2 trial initiated
LPM™ Leuprolide	Endometriosis and Prostate Cancer	Phase 1 trial potentially to be initiated in 1H 2011

BioDefense Products

Target	Available Countermeasure	Soligenix Product
Ricin Toxin	No vaccine or antidote currently FDA approved	Injectable ricin vaccine Second Phase 1 trial enrolling
Radiation Injury	No vaccine or antidote currently FDA approved	SGX 202 (pre-clinical)

BioTherapeutics Overview

orBec

orBec® represents a first-of-its-kind oral, locally acting therapy tailored to treat the gastrointestinal manifestation of GI GVHD, the organ system where GVHD is most frequently encountered and highly problematic. orBec® is intended to reduce the need for systemic immunosuppressive drugs to treat acute GI GVHD. The active ingredient in orBec® is beclomethasone dipropionate (“BDP”), a highly potent, topically active corticosteroid that has a local effect on inflamed tissue. BDP has been marketed in the U.S. and worldwide since the early 1970’s as the active pharmaceutical ingredient in a nasal spray and in a metered-dose inhaler for the treatment of patients with allergic rhinitis and asthma. orBec® is specifically formulated for oral administration as a single product consisting of two tablets. One tablet is intended to release BDP in the upper sections of the GI tract and the other tablet is intended to release BDP in the lower sections of the GI tract.

Based on data from the prior Phase 3 study of orBec®, the current confirmatory Phase 3 study is a highly powered, double-blind, randomized, placebo-controlled, multi-center trial and will seek to enroll an estimated 166 patients.  The primary endpoint is the treatment failure rate at Study Day 80. This endpoint was successfully measured as a secondary endpoint (p-value  0.005) in the previous Phase 3 study as a key measure of durability following a 50-day course of treatment with orBec® (i.e., 30 days following cessation of treatment).

In addition to issued patents and pending worldwide patent applications held by or exclusively licensed to us, orBec® would potentially benefit from orphan drug designations in the U.S. and in Europe for the treatment of GI GVHD, as well as an orphan drug designation in the U.S for the treatment of chronic GI GVHD.  Orphan drug designations provide for 7 and 10 years of market exclusivity upon approval in the U.S and Europe, respectively.

Historical Background

Two prior randomized, double-blind, placebo-controlled Phase 2 and 3 clinical trials support orBec®’s ability to provide clinically meaningful outcomes when compared with the current standard of care, including a lowered exposure to systemic corticosteroids following allogeneic transplantation. Currently, there are no approved products to treat GI GVHD. The first trial was a 60-patient Phase 2 single-center clinical trial conducted at the Fred Hutchinson Cancer Research Center (“FHCRC”) in Seattle, Washington. The second trial was a 129-patient pivotal Phase 3 multi-center clinical trial of orBec® conducted at 16 leading bone marrow/stem cell transplantation centers in the U.S. and France. Although orBec® did not achieve statistical significance in the primary endpoint of its pivotal trial, namely median time-to-treatment failure through Day 50 (p-value 0.1177), orBec® did achieve statistical significance in other key secondary endpoints such as the proportion of patients free of GVHD at Day 50 (p-value 0.05) and Day 80 (p-value 0.005) and the median time-to-treatment failure through Day 80 (p-value 0.0226), as well as a 66% reduction in mortality among patients randomized to orBec® at 200 days post-transplant with only 5 patient (8%) deaths in the orBec® group compared to 16 patient (24%) deaths in the placebo group (p-value 0.0139). Within one year after randomization in the pivotal Phase 3 trial, 18 patients (29%) in the orBec® group and 28 patients (42%) in the placebo group died (46% reduction in mortality, p-value 0.04).

In the Phase 2 study, the primary endpoint was the clinically relevant determination of whether GI GVHD patients at Day 30 (the end of treatment) had a durable GVHD treatment response as measured by whether or not they were able to consume at least 70% of their estimated caloric requirement. The GVHD treatment response at Day 30 was 22 of 31 (71%) vs. 12 of 29 (41%) in the orBec® and placebo groups, respectively (p-value 0.02). Additionally, the GVHD treatment response at Day 40 (10 days post cessation of therapy) was 16 of 31 (52%) vs. 5 of 29 (17%) in the orBec® and placebo groups, respectively (p-value 0.007).

Based on the data from the above referenced Phase 2 and Phase 3 studies, on September 21, 2006, we filed a new drug application (“NDA”) for our lead product orBec® with the U.S. Food and Drug Administration (“FDA”) for the treatment of acute GI GVHD. On October 18, 2007, we received a not approvable letter from the FDA in response to our NDA for orBec® for the treatment of acute GI GVHD. In the letter, the FDA requested additional clinical trial data to demonstrate the safety and efficacy of orBec®.  The FDA also requested nonclinical and chemistry, manufacturing and controls information as part of this letter.

In December 2008, we reached agreement with the FDA on the design of a confirmatory, pivotal Phase 3 clinical trial evaluating orBec® for the treatment of acute GI GVHD under the FDA’s Special Protocol Assessment (“SPA”) procedure. An agreement via the SPA procedure is an agreement with the FDA that a Phase 3 clinical trial design (e.g., endpoints, sample size, control group and statistical analyses) is acceptable to support a regulatory submission seeking new drug approval. After the study begins, the FDA can only change a SPA for very limited reasons. Further, in June 2009, we received Protocol Assistance feedback from the European Medicines Agency (“EMEA”) on the design of the Phase 3 clinical trial for orBec®.  The EMEA agreed that should the new confirmatory Phase 3 study produce positive results, the data would be sufficient to support a marketing authorization in all 27 European Union member states. The confirmatory Phase 3 trial has been initiated and is expected to complete in the first half of 2011.

If the confirmatory Phase 3 trial is successful, we will file a complete response to the FDA action letter.  This response is expected to be designated a class II response with a corresponding FDA review time frame of 6 months.

We have entered into a collaboration  agreement with Numoda Corporation (“Numoda”) for the execution of our confirmatory Phase 3 clinical trial of orBec®.  Collaborating with Numoda will allow us to take advantage of a scope of services including using their industry benchmarking capabilities to develop an operational and financial plan including the use of a proprietary management and oversight capabilities process. As part of the collaboration, Numoda has agreed to accept our common stock as payment in exchange for a portion of its services in connection with the conduct of the confirmatory Phase 3 clinical trial. To date, we have issued 3,250,447 shares of common stock to Numoda in partial payment for its services. Working with Numoda, we also will be able to take full advantage of early reporting of results to potential licensing partners and others.

Mortality Results

	Phase 3 Trial		Phase 2 Trial
	orBec®	Placebo	orBec®	Placebo
Number of patients randomized	62	67	31	29
Number (%) who died	5 (8%)	16 (24%)	3 (10%)	6 (21%)
Hazard ratio (95% confidence interval)	0.33 (0.12, 0.89)		0.47 (0.12, 1.87)
Death with infection*	3 (5%)	9 (13%)	2 (6%)	5 (17%)
Death with relapse*	3 (5%)	9 (13%)	1 (3%)	4 (14%)

*Some patients died with both infection and relapse of their underlying malignancy.
Among the data from the Phase 3 clinical study of orBec® reported in the January 2007 issue of Blood, the peer-reviewed Journal of the American Society of Hematology, survival at the pre-specified endpoint of 200 days post-transplantation showed a clinically meaningful and statistically significant result. According to the manuscript, “the risk of mortality during the 200-day post-transplantation period was 67% lower with orBec® treatment compared to placebo treatment (hazard ratio 0.33; 95% CI: 0.12, 0.89; p-value 0.03, Wald chi-square test).” The most common proximate causes of death by transplantation day-200 were relapse of the underlying malignancy and infection. Relapse of the underlying hematologic malignancy had contributed to the deaths of 9/67 patients (13.4%) in the placebo arm and 3/62 patients (4.8%) in the BDP arm. Infection contributed to the deaths of 9/67 patients (13.4%) in the placebo arm and 3/62 (4.8%) in the BDP arm. Acute or chronic GVHD was the proximate cause of death in 3/67 patients (4.5%) in the placebo arm and in 1/62 (1.6%) in the BDP arm.

In addition, a subgroup analysis also revealed that patients dosed with orBec® who had received stem cells from unrelated donors had a 94% reduction in the risk of mortality 200 days post-transplantation.

In this Phase 3 study, orBec® showed continued survival benefit when compared to placebo one year after randomization. Overall, 18 patients (29%) in the orBec® group and 28 patients (42%) in the placebo group died within one year of randomization (46% reduction in mortality, p-value 0.04).  Results from the Phase 2 trial also demonstrated enhanced long-term survival benefit with orBec® versus placebo. In that study, at one year after randomization, 6 of 31 patients (19%) in the orBec® group had died while 9 of 29 patients (31%) in the placebo group had died (45% reduction in mortality, p-value 0.26). Pooling the survival data from both trials demonstrated that the survival benefit of orBec® treatment was sustained long after orBec® was discontinued and extended well beyond 3 years after the transplantation. As of September 25, 2005, median follow-up of patients in the two trials was 3.5 years (placebo patients) and 3.6 years (orBec® patients), with a range of 10.6 months to 11.1 years. The risk of mortality was 37% lower for patients randomized to orBec® compared with placebo (p-value 0.03).

A retrospective analysis of survival at 200 days post-transplantation in the supportive Phase 2 clinical trial showed consistent response rates with the Phase 3 trial; three patients (10%) who had been randomized to orBec® had died, compared with six deaths (21%) among patients who had been randomized to placebo, leading to a reduced hazard of day-200 mortality, although not statistically significantly different.  Detailed analysis of the likely proximate cause of death showed that mortality with infection or with relapse of underlying malignancy were both reduced in the same proportion after treatment with orBec® compared to placebo.  By transplantation day-200, relapse of hematologic malignancy had contributed to the deaths of 1 of 31 patients (3%) in the orBec® arm and 4 of 29 patients (14%) in the placebo arm.  Infection contributed to the deaths of 2 of 31 patients (6%) in the orBec® arm and 5 of 29 patients (17%) in the placebo arm.

Safety and Adverse Events

The frequencies of severe adverse events, adverse events related to study drug, and adverse events resulting in study drug discontinuation were all comparable to that of the placebo group in both trials. Patients who remained on orBec® until Day 50 in the Phase 3 study had a higher likelihood of having biochemical evidence of abnormal hypothalamic-pituitary-adrenal axis function compared to patients on placebo. This effect was far less pronounced than those seen in patients on high dose prednisone.

Commercialization and Market

We anticipate the market potential for orBec® for the treatment of acute GI GVHD to be approximately 50% of the more than 10,000 allogeneic bone marrow and stem cell transplantations that occur each year in the U.S.

On February 11, 2009, we entered into a collaboration and supply agreement with Sigma-Tau Pharmaceuticals, Inc. (“Sigma-Tau”) for the commercialization of orBec®. Sigma-Tau is a pharmaceutical company that develops novel therapies for the unmet needs of patients with rare diseases. Pursuant to this agreement, Sigma-Tau has an exclusive license to commercialize orBec® in the U.S., Canada and Mexico (the “Territory”). Sigma-Tau is obligated to make payments upon the attainment of significant milestones, as set forth in the agreement. The first milestone payment of $1 million was made in connection with the enrollment of the first patient in our confirmatory Phase 3 clinical trial of orBec® for the treatment of acute GI GVHD in September 2009. Total additional milestone payments due from Sigma-Tau for orBec® under the agreement could reach up to $9 million. Sigma-Tau will pay us a 35% royalty (inclusive of drug supply) on net sales in the Territory as well as pay for commercialization expenses, including launch activities. In connection with the execution of the collaboration and supply agreement, we entered into a common stock purchase agreement with Sigma-Tau pursuant to which we sold 25 million shares of our common stock to Sigma-Tau for $0.18 per share, for an aggregate price of $4,500,000.  The purchase price is equal to one hundred fifty percent (150%) of the average trading price of our common stock over the five trading days prior to February 11, 2009.  On November 26, 2008, prior to entering the collaboration agreement, we sold Sigma-Tau 16,666,667 common shares at $0.09 per share (the market price at the time) for proceeds of $1,500,000 in exchange for the exclusive right to negotiate a collaboration deal with us until March 1, 2009.

Additionally, orBec® is currently available through Named Patient Access Programs (“NPAPs”) in South Korea, Latin America, Canada, Australia, South Africa, New Zealand and the ASEAN countries.  The NPAPs are compassionate use drug supply programs under which medical practitioners can legally supply investigational drugs to their eligible patients.  Under this program, drugs can be administered to patients who are suffering from serious illnesses prior to the drug being approved by the various regional regulatory authorities. The activity under the NPAP programs is currently minimal.

We believe the potential worldwide market for orBec® to be approximately $400 million for all GVHD applications, namely, treatment of acute and chronic GI GVHD and prevention of acute GVHD.

About GVHD

GVHD occurs in patients following allogeneic stem cell transplantation in which tissues of the host, most frequently the gut, liver, and skin, are attacked by lymphocytes from the donor (graft) marrow. Patients with mild to moderate GI GVHD present to the clinic with early satiety, anorexia, nausea, vomiting and diarrhea. If left untreated, symptoms of GI GVHD persist and can progress to necrosis and exfoliation of most of the epithelial cells of the intestinal mucosa, frequently a fatal condition. Approximately 50% of the more than 10,000 annual allogeneic transplantation patients in the U.S. will develop some form of acute GI GVHD.

GI GVHD is one of the most common causes for the failure of stem cell transplantation. These procedures are being increasingly utilized to treat leukemia and other cancer patients with the prospect of eliminating residual disease and reducing the likelihood of relapse. orBec® represents a first-of-its-kind oral, locally acting therapy tailored to treat the gastrointestinal manifestation of GVHD, the organ system where GVHD is most frequently encountered and highly problematic. orBec® is intended to reduce the need for systemic immunosuppressives to treat acute GI GVHD. Currently used systemic immunosuppressives utilized to control GI GVHD substantially inhibit the highly desirable Graft-versus-Leukemia (“GVL”) effect of stem cell transplantations, leading to high rates of aggressive forms of relapse, as well as substantial rates of mortality due to opportunistic infection.

About Allogeneic Hematopoietic Cell Transplantation

Allogeneic hematopoietic cell transplantation (“HCT”) is considered a potentially curative option for many leukemias as well as other forms of blood cancer.  In an allogeneic HCT procedure, hematopoietic stem cells are harvested from the blood or bone marrow of a closely matched relative or unrelated person, and are transplanted into the patient following either high-dose chemotherapy or intense immunosuppressive conditioning therapy.  The curative potential of allogeneic HCT is now partly attributed to the GVL or Graft-versus-Tumor effects of the newly transplanted donor cells to recognize and destroy malignant cells in the recipient patient.

The use of allogeneic HCT has grown substantially over the last decade due to advances in human immunogenetics, the establishment of unrelated donor programs, the use of cord blood as a source of hematopoietic stem cells and the advent of non-myeloablative conditioning regimens, or mini-transplants, that avoid the side effects of high-dose chemotherapy.  Based on the latest statistics available, it is estimated that there are more than 10,000 allogeneic HCT procedures annually in the U.S. and a comparable number in Europe.  Estimates as to the current annual rate of increase in these procedures are as high as 20%. High rates of morbidity and mortality occur in this patient population. Clinical trials are also underway testing allogeneic HCT for treatment of some metastatic solid tumors such as breast cancer, renal cell carcinoma, melanoma and ovarian cancer. Allogeneic transplantation has also been studied as a curative therapy for several genetic disorders, including immunodeficiency syndromes, inborn errors of metabolism, and sickle cell disease. The primary toxicity of allogeneic HCT, however, is GVHD in which the newly transplanted donor cells damage cells in the recipient’s gastrointestinal tract, liver and skin.

Future Potential Indications of orBec® and oral BDP

Based on its pharmacological characteristics, orBec® may have utility in treating other conditions of the gastrointestinal tract having an inflammatory component. We have an issued U.S. patent 6,096,731 claiming the use of oral BDP as a method for preventing and treating the tissue damage that is associated with both GI GVHD following HCT, as well as GVHD which also occurs following organ allograft transplantation. We also have an issued U.S. patent 7,704,985 claiming the use of oral BDP to treat IBS, a painful gastrointestinal condition that affects approximately 15% of the population in the industrialized world. We also have European Patent EP 1392321 claiming the use of topically active corticosteroids in orally administered dosage forms that act concurrently to treat inflammation in the upper and lower gastrointestinal tract and European patent EP 1830857 claiming oral BDP in conjunction with a short duration of high-dose prednisone with a rapid taper for the reduction of mortality associated with GVHD and leukemia. We initiated a Phase 2 trial of orBec® in the prevention of acute GVHD and are expecting to announce top line results in the second half of 2010. We expect to begin a Phase 2 clinical trial in chronic GI GVHD in the second half of 2010.  In addition, we are exploring the possibility of testing oral BDP (the active ingredient in orBec®) for local inflammation associated with Crohn’s Disease, Lymphocytic Colitis, IBS, Ulcerative Colitis, among other indications.

Prevention of Acute GVHD

We have recently completed enrollment of patients in a randomized, double blind, placebo-controlled, Phase 2 clinical trial of orBec® for the prevention of acute GVHD after allogeneic hematopoietic cell transplantation (“HCT”) with myeloablative conditioning regimens. The trial is being conducted by Paul Martin, M.D., at the FHCRC and is being supported, in large part, by a grant from the National Institutes of Health. We will not receive any direct monetary benefit from this grant, but if successful, this funded trial could serve to increase the value of our orBec®/oral BDP program.  The Phase 2 trial enrolled 140 patients  with a 2:1 (orBec® : placebo) randomization plan. The primary endpoint of the trial is the proportion of subjects who develop acute GVHD with severity sufficient to require systemic immunosuppressive treatment on or before day 90 after transplantation.  Patients in this study began dosing at the start of the conditioning regimen and continue through day 75 following HCT. Top line data from this trial is expected in the second half of 2010.

SGX201 - Time Release Formulation of oral BDP

We have recently initiated a Phase 1/2 clinical trial in acute radiation enteritis for which we have received “Fast Track” designation from the FDA. Fast Track is a designation that the FDA reserves for a drug intended to treat a serious or life-threatening condition and one that demonstrates the potential to address an unmet medical need for the condition. Fast track designation is designed to facilitate the development and expedite the review of new drugs. For instance, should events warrant, we will be eligible to submit an NDA for SGX201 on a rolling basis, permitting the FDA to review sections of the NDA prior to receiving the complete submission. Additionally, NDAs for Fast Track development programs ordinarily will be eligible for priority review, which implies an abbreviated review time of six months.

SGX201 contains BDP, a highly potent, topically active corticosteroid that has a local effect on inflamed tissue. BDP has been marketed in the U.S. and worldwide since the early 1970s as the active pharmaceutical ingredient in inhalation products for the treatment of patients with allergic rhinitis and asthma.  BDP is also the active ingredient in orBec®, currently in Phase 3 and Phase 2 development by Soligenix for the treatment and prevention of GI GVHD, respectively.  SGX201 is a time-release formulation of BDP specifically designed for oral use.

Patients with rectal cancer who are scheduled to undergo concurrent radiation and chemotherapy prior to surgery will be enrolled in four dose groups.   The objectives of the study are to evaluate the safety and maximal tolerated dose of escalating doses of SGX201, as well as the preliminary efficacy of SGX201 for prevention of signs and symptoms of acute radiation enteritis. This program is supported in part by a $500,000 two-year Small Business Innovation Research (“SBIR”) grant awarded by the NIH.

The study is expected to be completed in the first half of 2011.

About Acute Radiation Enteritis

External radiation therapy is used to treat most types of cancer, including cancer of the bladder, uterine, cervix, rectum, prostate, and vagina.  During delivery of treatment, some level of radiation will also be delivered to healthy tissue, including the bowel, leading to acute and chronic toxicities.  The large and small bowels are very sensitive to radiation and the larger the dose of radiation the greater the damage to normal bowel tissue. Radiation enteritis is a condition in which the lining of the bowel becomes swollen and inflamed during or after radiation therapy to the abdomen, pelvis, or rectum.  Most tumors in the abdomen and pelvis need large doses, and almost all patients receiving radiation to the abdomen, pelvis, or rectum will show signs of acute enteritis.

Patients with acute enteritis may have nausea, vomiting, abdominal pain and bleeding, among other symptoms.  Some patients may develop dehydration and require hospitalization. With diarrhea, the gastrointestinal tract does not function normally, and nutrients such as fat, lactose, bile salts, and vitamin B12 are not well absorbed.

Symptoms will usually resolve within 2-6 weeks after therapy has ceased.  Radiation enteritis is often not a self-limited illness, as over 80% of patients who receive abdominal radiation therapy complain of a persistent change in bowel habits.  Moreover, acute radiation injury increases the risk of development of chronic radiation enteropathy, and overall 5% to 15% of the patients who receive abdominal or pelvic irradiation will develop chronic radiation enteritis.

There are over 100,000 patients annually in the U.S. who receive abdominal or pelvic external beam radiation treatment for cancer, and these patients are at risk of developing acute and chronic radiation enteritis.

LPM™ – Leuprolide

Our Lipid Polymer Micelle (“LPM™”) oral drug delivery system is a proprietary platform technology designed to allow for the oral administration of peptide drugs that are water-soluble but poorly permeable through the gastrointestinal tract. We have previously demonstrated in pre-clinical animal models that the LPM™ technology is adaptable to oral delivery of peptide drugs and that high systemic levels after intestinal absorption can be achieved with the peptide hormone drug leuprolide. The LPM™ system utilizes a lipid based delivery system that can incorporate the peptide of interest in a thermodynamically stable configuration called a “reverse micelle” that, through oral administration, can promote intestinal absorption. Reverse micelles are structures that form when certain classes of lipids come in contact with small amounts of water.  This results in a drug delivery system in which a stable clear dispersion of the water soluble drug can be evenly dispersed within the lipid phase. LPM™ is thought to promote intestinal absorption due to the ability of the micelles to open up small channels through the epithelial layer of the intestines that allow only molecules of a certain dimension to pass through while excluding extremely large molecules such as bacteria and viruses.  The reverse micelles also structurally prevent the rapid inactivation of peptides by enzymes in the upper gastrointestinal tract via a non-specific enzyme inhibition by surfactant(s) in the formulation.

In pre-clinical studies, the LPM™ delivery technology significantly enhanced the ability of leuprolide to pass through the intestinal epithelium in comparison to leuprolide alone. Leuprolide is a synthetic peptide agonist of gonadotropin releasing hormone, which is used in the treatment of prostate cancer in men and endometriosis in women. Leuprolide exhibits poor intestinal absorption from an aqueous solution with the oral bioavailability being less than 5%. Utilizing LPM™ in rats and dogs, the bioavailability of leuprolide averaged 30% compared to 2.2% for the control oral solution. Based on these promising pre-clinical data, we anticipate preparing for a Phase 1 study in humans to confirm these findings.

An oral version of leuprolide may provide a significant advantage over the currently marketed “depot” formulations. Leuprolide is one of the most widely used anti-cancer agents for advanced prostate cancer in men.  Injectable forms of leuprolide marketed under trade names such as Lupron® and Eligard® had worldwide annual sales of more than $1 billion in recent years. Injectable leuprolide is also widely used in non-cancer indications, such as endometriosis in women (a common condition in which cells normally found in the uterus become implanted in other areas of the body), uterine fibroids in women (noncancerous growths in the uterus) and central precocious puberty in children (a condition causing children to enter puberty too soon). Leuprolide is currently available only in injectable, injectable depot and subcutaneous implant routes of delivery which limits its use and utility.

BioDefense Overview

RiVax™

RiVax™ is our proprietary vaccine developed to protect against exposure to ricin toxin, and is the first and only ricin toxin vaccine to be clinically tested in humans. Ricin is a recombinant derivative of the ricin A chain and a potent glycoprotein toxin, derived from the beans of castor plants. It can be cheaply and easily produced, is stable over long periods of time, is toxic by several routes of exposure and thus has the potential to be used as a biological weapon against military and/or civilian targets. As a bioterrorism agent, ricin could be disseminated as an aerosol, by injection, or as a food supply contaminant. The potential use of ricin toxin as a biological weapon of mass destruction has been highlighted in a Federal Bureau of Investigations Bioterror report released in November 2007 entitled Terrorism 2002-2005, which states that "Ricin and the bacterial agent anthrax are emerging as the most prevalent agents involved in WMD investigations" (http://www.fbi.gov/publications/terror/terrorism2002_2005.pdf). The Centers for Disease Control (“CDC”) has classified ricin as a Category B biological agent. Ricin works by first binding to glycoproteins found on the exterior of a cell, and then entering the cell and inhibiting protein synthesis leading to cell death. Once exposed to ricin toxin, there is no effective therapy available to reverse the course of the toxin. Currently, there is no FDA approved vaccine to protect against the possibility of ricin toxin being used in a terrorist attack, or its use as a weapon on the battlefield, nor is there a known antidote for ricin toxin exposure.

The initial Phase 1 clinical trial of RiVax™ was conducted by Dr. Ellen Vitetta at the University of Texas Southwestern Medical Center (“UTSW”) at Dallas, Soligenix's academic partner. The trial demonstrated that RiVax™ is well tolerated and induces antibodies in humans that neutralize the ricin toxin. The functional activity of the antibodies was confirmed by animal challenge studies in mice which survived exposure to ricin toxin after being injected with serum samples from the volunteers. The outcome of the study was published in the Proceedings of the National Academy of Sciences. A second Phase 1 trial supported by a grant to UTSW is currently underway utilizing an adjuvanted formulation of RiVax™ and is expected to complete in the second half of 2010.

The National Institutes of Health (“NIH”) has previously awarded us two grants: one for $6.4 million and one for $5.2 million for a total of $11.6 million for the development of RiVax™ covering process development, scale-up and current Good Manufacturing Practice (“cGMP”) manufacturing, and pre-clinical toxicology testing pursuant to the FDA’s “animal rule,” which has supported our research from 2004 to present.

On September 21, 2009, we announced that we were awarded a $9.4 Million grant from the National Institute of Allergy and Infectious Diseases (“NIAID”), a division of the NIH.  The grant will fund, over a five-year period, the development of formulation and manufacturing processes for vaccines,  including RiVaxTM, that are stable at elevated temperatures.  The grant will also fund the development of improved thermostable adjuvants expected to result in rapidly acting vaccines that can be given with fewer injections over shorter intervals. The development of heat-stable vaccines will take advantage of combining several novel formulation processes with well characterized adjuvants that have been evaluated in numerous vaccine field trials.  The formulation and process technology funded by the grant will be applied to the further development of RiVaxTM, a subunit vaccine for prevention of ricin toxin lethality and morbidity.  The grant will also address the development of manufacturing processes and animal model systems necessary for the pre-clinical characterization of vaccine formulations.  Further, the grant will fund the concurrent development of at least one other protein subunit vaccine, which is currently expected to be an anthrax vaccine.  This could lead to new subunit vaccines that would bypass current cold chain requirements for storage and distribution.  Vaccines to be stored in the Strategic National Stockpile (“SNS”) and used under emergency situations for biodefense are expected to have long-term shelf life.

In 2008, we announced the initiation of a comprehensive program to evaluate the efficacy of RiVax™ in non-human primates. This study is ongoing at the Tulane University Health Sciences Center and will provide data that will further aid in the interpretation of immunogenicity data obtained in the human vaccination trials.

SGX202 – Oral BDP for GI Radiation Injury

On September 12, 2007, we announced that our academic partner, the Fred Hutchinson Cancer Research Center (“FHCRC”), received a $1 million grant from the NIH to conduct pre-clinical studies of oral BDP, also the active ingredient in orBec®, for the treatment of GI radiation injury. While we will not receive any monetary benefit from this grant, we will benefit if this work is successful and it will enhance the value of our oral BDP programs. The purpose of the studies funded by the grant, entitled “Improving Gastrointestinal Recovery after Radiation,” is to evaluate the ability of three promising clinical-grade drugs, including oral BDP, given alone or in combination, that are likely to significantly mitigate the damage to the gastrointestinal epithelium caused by exposure to high doses of radiation using a well-established dog model. The GI tract is highly sensitive to ionizing radiation and the destruction of epithelial tissue is one of the first effects of radiation exposure. The rapid loss of epithelial cells leads to inflammation and infection that are often the primary cause of death in acute radiation injury. This type of therapy, if successful, would benefit cancer patients undergoing radiation, chemotherapy, or victims of nuclear-terrorism. In most radiation scenarios, injury to the hematopoietic (blood) system and gastrointestinal tract are the main determinants of survival. The studies will compare overall survival and markers of intestinal cell regeneration when the drug regimens are added to supportive care intended to boost proliferation of blood cells. The principal investigator of the study is George E. Georges, M.D., Associate Member of the FHCRC. Our rights to the use of SGX202 are through our license with George McDonald.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates and judgments on an on-going basis.

Intangible Assets

One of the most significant estimates or judgments that we make is whether to capitalize or expense patent and license costs. We make this judgment based on whether the technology has alternative future uses, as defined in FASB ASC 730, Research and Development. Based on this consideration, we capitalized all outside legal and filing costs incurred in the procurement and defense of patents.

We capitalize and amortize intangibles over their expected useful life – generally a period of 11 to 16 years. We capitalize legal costs associated with the protection and maintenance of our patents and rights for our current products in both the domestic and international markets. As a late stage research and development company with drug and vaccine products in an often lengthy clinical research process, we believe that patent rights are one of our most valuable assets. Patents and patent applications are a key currency of intellectual property, especially in the early stage of product development, as their purchase and maintenance gives us access to key product development rights from our academic and industrial partners. These rights can also be sold or sub-licensed as part of our strategy to partner our products at each stage of development. The legal costs incurred for these patents consist of work designed to protect, preserve, maintain and perhaps extend the lives of the patents. Therefore, our policy is to capitalize these costs and amortize them over the remaining useful life of the patents. We capitalize intangible assets’ alternative future use as referred to in FASB ASC 350, Intangibles – Goodwill and Other and FASB ASC 730, Research and Development.

These intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or if the underlying program is no longer being pursued. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the related asset or group of assets.

Research and Development Costs

Research and Development costs are charged to expense when incurred. Research and development includes costs such as clinical trial expenses, contracted research and license agreement fees with no alternative future use, supplies and materials, salaries and employee benefits, equipment depreciation and allocation of various corporate costs. Purchased in-process research and development expense represents the value assigned or paid for acquired research and development for which there is no alternative future use as of the date of acquisition.

Revenue Recognition

Our revenues are generated from NIH grants, the achievement of licensing milestones, and NPAP sales of orBec®. The revenue from NIH grants are based upon subcontractor costs and internal costs incurred that are specifically covered by the grant, plus a facilities and administrative rate that provides funding for overhead expenses. These revenues are recognized when expenses have been incurred by subcontractors or when we incur internal expenses that are related to the grant. Licensing milestone revenues are recorded when earned. Revenue from NPAP sales of orBec® are recorded when the product is shipped.

Stock-Based Compensation

From time to time, we issue common stock to vendors, consultants, and employees as compensation for services performed. These shares are typically issued as restricted stock, unless issued to non-affiliates under the 2005 Equity Incentive Plan, where the stock may be issued as unrestricted. The restricted stock can only have the restrictive legend removed if the shares underlying the certificate are sold pursuant to an effective registration statement, which we must file and have approved by the SEC, if the shares underlying the certificate are sold pursuant to Rule 144, provided certain conditions are satisfied, or if the shares are sold pursuant to another exemption from the registration requirements of the Securities Act of 1933, as amended.

We determine stock-based compensation expense for options, warrants and shares of common stock granted to non-employees in accordance with FASB ASC 718, Stock Compensation, and FASB ASC 505-50, Equity-Based Payments to Non-Employees, and represents the fair value of the consideration received, or the fair value of the equity instruments issued, whichever may be more reliably measured. For options that vest over future periods, the fair value of options granted to non-employees is amortized as the options vest. The option’s price is remeasured using the Black-Scholes model at the end of each quarterly reporting period. Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period.

Material Changes in Results of Operations

Three and Six Months Ended June 30, 2010 Compared to 2009

For the three months ended June 30, 2010, we had a net loss of $1,577,293 as compared to a net loss of $1,784,904 for same period in the prior year, representing a decrease of $207,611, or 12%. For the six months ended June 30, 2010, we had a net loss of $3,713,553 as compared to a net loss of $3,930,000 for same period in the prior year, representing a decrease of $216,447, or 6%.

For the three and six months ended June 30, 2010, revenues and associated costs relate to NIH grants awarded in support of our development of ricin and thermostable vaccines, development of SGX201 in acute radiation enteritis, and from the NPAP sales of orBec®. For the three months ended June 30, 2010, we had revenues of $444,642 as compared to $332,315 for the same period in the prior year, representing an increase of $112,327, or 34%. For the six months ended June 30, 2010, we had revenues of $780,438 as compared to $862,632 for the same period in the prior year, representing a decrease of $82,194, or 10%. The increase in revenues for the three months ended June 30, 2010 was a result of increases in NIH grant revenues and the development work underlying them.  The decrease in revenues for the six months ended June 30, 2010 was a result of decreases in NIH grant revenues as we reached the end of our earlier NIH grants before the development work under our newer grants had commenced.

We incurred costs related to those revenues for the three months ended June 30, 2010 and 2009 of $349,093 and $253,865, respectively, representing an increase of $95,228, or 38%. We incurred costs related to those revenues for the six months ended June 30, 2010 and 2009 of $622,866 and $671,174, respectively, representing a decrease of $48,308, or 7%.   These costs relate to payments made to subcontractors in connection with research performed in support of the grants and, in the case of NPAP sales, the cost of product sold. The increase and decrease follow directly from the increase or decrease in NIH grant revenues discussed above.

Our gross profit for the three months ended June 30, 2010 was $95,549 as compared to $78,450 for the same period in the prior year, representing an increase of $17,099, or 22%. Our gross profit for the six months ended June 30, 2010 was $157,572 as compared to $191,458 for the same period in the prior year, representing a decrease of $33,886, or 18%. The increase and decrease follow directly from the increase or decrease in NIH grant revenues discussed above.

Research and development spending decreased by $64,203, or 6%, to $1,070,711 for the three months ended June 30, 2010 as compared to $1,134,914 for the same period in 2009. Research and development spending decreased by $56,911, or 2%, to $2,669,002 for the six months ended June 30, 2010 as compared to $2,725,913 for the same period in 2009. During the three and six months ended June 30, 2010, we incurred expenses of $706,288 and $1,488,492, respectively, in connection with the preparation and conduct of the confirmatory Phase 3 clinical trial of orBec® for the treatment of acute GI GVHD. Our primary vendor for such services was Numoda Corporation, which represented approximately $619,000 of these expenses for the six months ended June 30, 2010, while no such expenses were incurred during the three months ended June 30, 2010.

General and administrative expenses decreased by $34,022, or 6%, to $544,506 for the three months ended June 30, 2010, as compared to $578,528 for the same period in 2009. General and administrative expenses decreased by $28,062, or 3%, to $1,082,603 for the six months ended June 30, 2010, as compared to $1,110,665 for the same period in 2009.

Stock-based compensation expenses related to research and development decreased $18,739, or 32%, to $39,948 for the three months ended June 30, 2010, as compared to $58,687 for the same period in 2009. Stock-based compensation expenses related to research and development decreased $51,925, or 39%, to $80,152 for the six months ended June 30, 2010, as compared to $132,077 for the same period in 2009. Stock-based compensation expenses related to general and administrative decreased $77,305, or 79%, to $20,654 for the three months ended June 30, 2010, as compared to $97,959 for the same period in 2009. Stock-based compensation expenses related to general and administrative decreased $127,696, or 75%, to $42,713 for the six months ended June 30, 2010, as compared to $170,409 for the same period in 2009. These decreases were a result of fewer new employee grants to date in 2010 and new options that were issued to Board members in 2009 with immediate vesting.

Net interest income for the three and six months ended June 30, 2010 was $2,977 and $3,345, respectively, as compared to $6,734 and $17,606 for the same periods in the prior year, representing decreases of $3,757, or 56%, and $14,261, or 81%, respectively. This decrease is due to lower prevailing interest rates available on our cash balances in 2010 as compared to 2009.

Financial Condition

Cash and Working Capital

As of June 30, 2010, we had cash and cash equivalents of $10,812,003 as compared to $7,692,011 as of December 31, 2009, representing an increase of $3,119,992 or 41%. As of June 30, 2010, we had working capital of $9,311,901 as compared to working capital of $6,689,765 as of December 31, 2009, representing an increase of $2,622,136, or 39%. The increase was the result of the private placement of common stock and warrants completed in June 2010, offset by cash used in operating activities over the period. For the six months ended June 30, 2010, our cash used in operating activities was $2,506,355 as compared to $3,201,168 for the same period in 2009, representing a decrease of $694,813 or 22%. This decrease in spending was attributable to a modification in payments to Numoda Corporation, with regard to conduct of the confirmatory Phase 3 clinical trial of orBec® in the treatment of acute gastrointestinal GVHD.

Based on our current rate of cash outflows, cash on hand, the timely collection of milestone payments under collaboration agreements, proceeds from our grant-funded programs, and potential proceeds from the Fusion Capital transaction, we believe that our current cash will be sufficient to meet the anticipated cash needs for working capital and capital expenditures into the first quarter of 2012.

Our plans with respect to our liquidity management include the following:

•
The Company has $9.4 million in active grant funding still available to support its research programs in 2010 and beyond.  Additionally, the Company has submitted additional grant applications for further support of these programs and others with various funding agencies, and received encouraging feedback to date on the likelihood of funding.

•	The Company has continued to use equity instruments to provide a portion of the compensation due to vendors and collaboration partners and expects to continue to do so for the foreseeable future.
•
The Company has approximately $7.7 million in available capacity under its Fusion Capital equity facility through October 2011.  Although the Company has historically drawn down modest amounts under this agreement, the Company could draw more within certain contractual parameters.

•
The Company may seek additional capital in the private and/or public equity markets to continue its operations, respond to competitive pressures, develop new products and services, and to support new strategic partnerships. The Company is currently evaluating additional equity financing opportunities and may execute them when appropriate.  However, there can be no assurances that the Company can consummate such a transaction, or consummate a transaction at favorable pricing.

Expenditures

Under our budget and based upon our existing product development agreements and license agreements pursuant to letters of intent and option agreements, we expect our research and development expenditures for the next 12 months to be approximately $7.4 million before any grant reimbursements, of which $5.8 million relates to the BioTherapeutics business and $1.6 million relates to the BioDefense business. We anticipate grant revenues in the next 12 months to offset research and development expenses for the development of our thermostable vaccine technology and the development of SGX201 in acute radiation enteritis in the amount of approximately $1.9 million.

The table below details our costs for research and development by program and amounts reimbursed under grants for the six months ended June 30:

	2010	2009
Research & Development Expenses
orBec®	$1,488,492	$2,224,617
RiVax™ and thermostable vaccines	796,432	388,575
BT-VACC™	378,501	104,567
Oraprine™	3,000	3,000
LPM™-Leuprolide	2,577	5,154
Total	$2,669,002	$2,725,913

Reimbursed under Grants
orBec®	$133,717	$30,911
RiVax™ and thermostable vaccines	381,149	640,263
BT-VACC™	108,000	-
Total	$622,866	$671,174

Grand Total	$3,291,868	$3,397,087

Commitments

We have commitments of approximately $890,000 as of June 30, 2010 in connection with a collaboration agreement with Numoda for the execution of our confirmatory  Phase 3 clinical trial of orBec® that began in September 2009 and is expected to complete in first half of 2011.

We have several licensing agreements with consultants and universities, which upon clinical or commercialization success may require the payment of milestones and/or royalties if and when achieved. However, there can be no assurance that clinical or commercialization success will occur.

On April 1, 2009, we entered into a sub-lease agreement through March 31, 2012 for office space in Princeton, New Jersey. We were required to provide 4 months of rent as a security deposit. The rent for the first 18 months will be approximately $7,500 per month, or $17.00 per square foot. This rent increases to approximately $7,650 per month, or $17.50 per square foot, for the remaining 18 months.

In February 2007, our Board of Directors authorized the issuance of the following shares to Dr. Schaber, Mr. Myrianthopoulos, Dr. Brey and certain other employees and a consultant, upon the completion of a transaction, or series or a combination of related transactions negotiated by our Board of Directors whereby, directly or indirectly, a majority of our capital stock or a majority of its assets are transferred from us and/or our stockholders to a third party: 1,000,000 common shares to Dr. Schaber; 750,000 common shares to Mr. Myrianthopoulos; 200,000 common shares to Dr. Brey; and 450,000 common shares to employees and a consultant shall be issued.

Employees with employment contracts have severance agreements that will provide separation benefits from the Company if they are involuntarily separated from employment.

We have future obligations over the next five years as follows:

Year	Research and Development	Property and Other Leases	Total
2010	$377,500	$50,370	$427,870
2011	700,000	98,942	798,942
2012	140,000	28,743	168,743
2013	60,000	5,793	65,793
2014	60,000	1,448	61,448
Total	$1,337,500	$185,296	$1,522,796

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable securities. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

ITEM 4 - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this quarterly report (the "Evaluation Date"). Based on such evaluation, our principal executive officer and principal financial officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective.

Changes in Internal Controls

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) identified in connection with the evaluation of our internal controls that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, such controls.

PART II - OTHER INFORMATION.

ITEM 6 - EXHIBITS

EXHIBIT NO.	DESCRIPTION

31.1	Certification of Chief Executive Officer pursuant to Exchange Act rule 13(a)-14(a) (under Section 302 of the Sarbanes-Oxley Act of 2002).

31.2	Certification of Chief Financial Officer pursuant to Exchange Act rule 13(a)-14(a) (under Section 302 of the Sarbanes-Oxley Act of 2002).

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLIGENIX, INC.

August 13, 2010	by	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD President and Chief Executive Officer (Principal Executive Officer)
August 13, 2010	by	/s/ Evan Myrianthopoulos
Evan Myrianthopoulos Chief Financial Officer (Principal Financial Officer)
August 13, 2010	by	/s/ Christopher P. Schnittker
Christopher P. Schnittker, CPA Vice President of Administration and Controller (Principal Accounting Officer)